PROMISSORY NOTE

SECURED BY SECURITY AGREEMENT

$1,200,000.00

Los Angeles, California

May 18, 2005

For Value Received, TECH LINE JEWELRY, INC., a California corporation (the "Maker"), hereby promises to pay to the order of RACHEL ABRAMOV, AS TRUSTEE OF THE RAPHAEL ABRAMOV AND RACHEL ABRAMOV FAMILY TRUST, DATED AS OF JULY 31, 1999, JACK ABRAMOV and MONTY ABRAMOV (collectively, the "Holders"), at 9200 Sunset Boulevard, Suite 425, West Hollywood, California 90069, or at such place or to such other party or parties as the Holders of this Promissory Note may from time to time designate in writing (the "Payment Address"), the principal sum of ONE MILLION TWO HUNDRED THOUSAND DOLLARS ($1,200,000.00), subject to adjustment as provided herein, with interest at the rate of eight percent (8.0%) per annum in accordance with the terms and conditions of this Promissory Note.

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.  Stock Transfer Agreement.  This Promissory Note is issued by the Maker pursuant to that certain Stock Transfer Agreement of even date herewith entered into among the Holders, certain other subscribers and the House of Taylor Jewelry, Inc. (the "Stock Transfer Agreement").

.  Security Agreement.  This Promissory Note is secured by a security agreement of even date herewith, executed and delivered by the Maker to the Holders (the "Security Agreement"), whereby the Maker has granted to the Holders a security interest in the assets of the Maker.

.  Adjustment of Principal Amount.  Prior to June 30, 2005, the Chief Financial Officer of House of Taylor Jewelry, Inc. (“CFO”) shall make the CFO Value Calculations in accordance with the Stock Transfer Agreement.  Upon approval by the Board of Directors of the CFO Value Calculations, the Maker and the Holders shall amend this Promissory Note within ten (10) days to reflect any adjustments pursuant to the Stock Transfer Agreement.  This Promissory Note may be subject to further adjustment pursuant to the Stock Transfer Agreement.  The Maker and the Holders shall amend this Promissory Note within ten (10) days after determination that any further adjustments are to be made.

.  Quarterly Payments.  Commencing on October 1, 2005, and continuing on the first day of each calendar quarter thereafter, the Maker shall pay to the Holders an amount equal to: (a) one-twelfth (1/12) of the original principal amount of this Promissory Note, as adjusted hereunder, plus (ii) all accrued but unpaid interest as of the date of such payment.

.  Maturity Date.  Except as otherwise provided in this Promissory Note, the entire outstanding principal balance hereof, together with all accrued but unpaid interest shall be all due and payable on July 1, 2008 (the "Maturity Date").  The Maturity Date may be extended by the mutual written agreement of the Maker and the Holders.

.  Crediting of Payments.  This Promissory Note may be prepaid, in whole or in part, at any time without penalty.  Any payment hereunder (including, without limitation, any prepayment) shall be credited first on interest then due and the remainder, if any, on principal; and interest shall thereupon cease to accrue upon the amount of principal so credited.  Principal and interest hereunder shall be payable in lawful money of the United States.

.  Default.  The entire unpaid principal balance of this Promissory Note, together with all accrued and unpaid interest in accordance herewith, shall, without notice, become immediately due and payable at the option of the Holders in the event of any default of the Maker or any other person, firm or corporation who is or may become liable for payment of all or any part of this obligation:

(a)  in the payment of any installment of principal or interest when due and payable under this Promissory Note;

(b)  in the payment of any other sum when due and payable under this Promissory Note or the Security Agreement which shall continue beyond the applicable grace period, if any; or

(c)  in the performance or observance of any other covenant, obligation or agreement of the Maker or such other person, firm or corporation under this Promissory Note, the Security Agreement, or any other instrument evidencing or securing the principal, the interest or any other sums due or to become due pursuant to this Promissory Note which shall continue beyond the applicable grace period, if any, if such default of performance or observance is not corrected within ten (10) days of delivery of written notice thereof, or in the event that it is not reasonably possible to correct such default within such ten (10) day period, if the Maker fails to commence the actions reasonably necessary to cure such default within such ten (10) day period and/or fails to continue diligently and continuously thereafter until such default is cured.

One or more failures on the part of the Holders to exercise such option shall not constitute a waiver by the Holders of the right to exercise such option in the event of any subsequent default.

.  Late Charge.  In the event any payment of principal or interest is not received by the Holders within ten (10) days after its due date, a late charge in an amount equal to three percent (3%) of the amount of the late payment shall be due and payable by the Maker to the Holders in addition to all other amounts payable hereunder.  The provisions of this paragraph shall not preclude, abate, limit or impair any of the Holders' rights and remedies under this Promissory Note or otherwise for the Maker's failure to make any such payment on or before its due date.

.  Costs of Collection.  The Maker agrees to pay as additional principal hereunder any and all costs incurred by the Holders in employing an attorney in connection with any actions or proceedings (including, without limitation, any arbitration or bankruptcy proceedings) which may be brought or which the Holders may defend or join to enforce the terms of this Promissory Note or which may be incurred in connection with the appointment of a receiver, or which may be incurred in enforcing or collecting this Promissory Note with or without legal or equitable actions or proceedings.

.  Waivers by Maker.  The Maker expressly waives presentment, protest and demand, notice of protest, demand and dishonor and nonpayment of this Promissory Note and any other notice of any kind, and the Maker expressly agrees that this Promissory Note, or any payment due hereunder, may by extended from time-to-time by the Holders without in any way affecting the liability of the Maker.  This Promissory Note may not be terminated orally, but only by discharge in writing signed by the Holders of this Promissory Note at the time of discharge.  The Maker hereby waives to the full extent permitted by law all right to plead any statute of limitations as a defense to any actions hereunder.

.  Notices.  All notices required or permitted hereunder shall be given in the manner set forth in the Stock Transfer Agreement.

.  Time.  Time is of the essence of this Promissory Note.

.  Replacement Note.  In the event of the loss, theft or destruction of this Promissory Note, upon the Maker's receipt of a reasonably satisfactory indemnification agreement executed in favor of the Maker by the Holders or in the event of the mutilation of this Promissory Note, upon the surrender of the mutilated Promissory Note by the Holders to the Maker, the Maker shall execute and deliver to the Holders a new Promissory Note in form and content identical to this Promissory Note in lieu of the lost, stolen, destroyed or mutilated Promissory Note.

.  Miscellaneous.  In this Promissory Note, the singular shall include the plural and vice versa.  This Promissory Note shall be governed by and construed in accordance with the internal laws of the State of California.

IN WITNESS WHEREOF, the Maker has executed this Promissory Note, consisting of 2 pages, including this page, as of the date first written above.

THE MAKER:

TECH LINE JEWELRY, INC.,

a California corporation

by:

______________________________

2

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